UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AURASOUND, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Securities)

05153H 106

(CUSIP Number)

Mr. Arthur Liu
c/o AuraSound, Inc.
11839 East Smith Avenue
Santa Fe Springs, California 90610
(562)-447-1780

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 12, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05153H 106

1	Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only)

Arthur Liu,
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United States
	7	Sole Voting Power

		10,877,844(1)
Number of	8	Shared Voting Power
Shares
Beneficially		Not Applicable
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		10,877,844(1)
	10	Shared Dispositive Power

		Not Applicable
11	Aggregate Amount Beneficially Owned by Each Reporting Person

10,877,844
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

38.7%*
14	Type of Reporting Person (See Instructions)

IN

* Computed in accordance with rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.
(1) The common stock is owned as follows:  Mr. Liu owns a total of 7,544,510 shares of common stock and InSeat Solutions, LLC, an entity controlled by Mr. Liu, owns a total of 3,333,334 shares of common stock.

Item 1.	Security and Issuer

Common stock of AuraSound, Inc. (the “Issuer”).  The Issuer’s address is 11839 East Smith Avenue, Santa Fe Springs, California 90670.

Item 2.	Identity and Background

(a)           This statement is filed by Arthur Liu (the “Reporting Person”).

(b)           The Reporting Person’s address is 11839 East Smith Avenue, Santa Fe Springs, California 90670.

(c)           The Reporting Person is the president, chief executive officer, chief financial officer and a director of the Issuer.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.  The Reporting Person is reporting a disposition of shares of the Issuer’s common stock.

Item 4.	Purpose of Transaction

On February 12, 2009 the Reporting Person, as settlor and beneficiary of the Arthur Liu Stock Trust, gifted 3,960,795 shares of the Issuer’s common stock to Mr. Peng Hsin-Miau.  The Arthur Liu Stock Trust no longer owns any shares of the Issuer’s common stock.

Other than as reported herein, as of the date of this transaction, the Reporting Person did not have any plan or proposal

(i)            that would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)           that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(iii)           that would result in the sale or transfer of a material amount of assets of the Issuer;

(iv)           that would change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v)            that would result in any material change in the present capitalization or dividend policy of the Issuer;

(vi)           that would result in any other material change in the Issuer’s business or corporate structure;

(vii)          that would result in any change in the Issuer’s charter, bylaws or instruments corresponding thereto in order to impede the acquisition of control of the Issuer;

(viii)         that would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix)           that would cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(x)            that would result in any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

As computed using rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, subsequent to the transaction being reported, the Reporting Person beneficially owns a total of 10,877,844 shares, or approximately 38.7%, of the Issuer’s common stock.  The Reporting Person has the sole power to vote and to dispose of the shares he beneficially owns.  The Reporting Person did not effect any transactions in the Issuer’s common stock during the 60 days prior to the date of the transaction reported herein.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 12, 2009, the Reporting Person provided an instruction to the trustee of the Arthur Liu Stock Trust indicating that certificates representing 3,960,795 shares of the Issuer’s common stock were to be transferred to Peng Hsin-Miau.

Item 7.	Material to Be Filed as Exhibits

Exhibit A – Instruction to Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2009

/s/ Arthur Liu
Arthur Liu

Exhibit A

TO:	Peng Hsin-Miau
Trustee
Arthur Liu Stock Trust

Subject:                      Transfer of Trust Assets

I Arthur Liu, designated “Settlor” by the Arthur Liu Stock Trust, did transfer and deliver into the Arthur Liu Stock Trust the following trust assets:

Certificate #000164 representing 2,640,530 shares of Hemcure, Inc. $.01 par value common stock, and

Certificate #000165 representing 1,320,265 shares of Hemcure, Inc. $.01 par value common stock.

Now and hereby, I request that Trustee (Peng Hsin-Miau) transfer and deliver Certificate # 000164 and Certificate # 000165 to Peng Hsin-Miau pursuant to Section D of Article III of the Declaration of Trust of the Arthur Liu Stock Trust.

Settlor:

/s/ Arthur Liu
Arthur Liu

Trustee:

/s/ Peng Hsin-Miau
Peng Hsin-Miau